UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO Sec. 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
Sec. 240.13d-2(a)

(Amendment No. 6)1

CMTSU Liquidation Inc.
(Name of Issuer)

Common Stock, Par Value $.01
(Title of Class of Securities)

17163B102
(CUSIP Number)

CHRISTOPHER S. KIPER
LEGION PARTNERS ASSET MANAGEMENT, LLC
9401 Wilshire Blvd, Suite 705
Beverly Hills, CA 90212
(424) 253-1773
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 5, 2018
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sec.Sec. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Sec. 240.13d-7 for other parties to whom copies are to be sent.

_______________
1           The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSON Legion Partners, L.P. I
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 7,112,629
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 7,112,629
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,112,629
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.71%
14	TYPE OF REPORTING PERSON PN

1	NAME OF REPORTING PERSON Legion Partners, L.P. II
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 1,922,183
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 1,922,183
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,922,183
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.35%
14	TYPE OF REPORTING PERSON PN

1	NAME OF REPORTING PERSON Legion Partners, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 9,034,812
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 9,034,812
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,034,812
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.07%
14	TYPE OF REPORTING PERSON OO

1	NAME OF REPORTING PERSON Legion Partners Asset Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 9,034,812
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 9,034,812
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,034,812
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.07%
14	TYPE OF REPORTING PERSON OO

1	NAME OF REPORTING PERSON Legion Partners Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 9,034,812
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 9,034,812
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,034,812
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.07%
14	TYPE OF REPORTING PERSON OO

1	NAME OF REPORTING PERSON Christopher S. Kiper
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 9,034,812
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 9,034,812
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,034,812
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.07%
14	TYPE OF REPORTING PERSON IN

1	NAME OF REPORTING PERSON Raymond White
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 9,034,812
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 9,034,812
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,034,812
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.07%
14	TYPE OF REPORTING PERSON IN

The following constitutes Amendment No.6 to the Schedule 13D filed by the undersigned (the “Amendment No. 6”).

Item 2.	Identity and Background.

Item 2 is hereby amended and restated in its entirety as follows:

(a)           This statement is filed by:

(i)	Legion Partners, L.P. I, a Delaware limited partnership (“Legion Partners I”);

(ii)	Legion Partners, L.P. II, a Delaware limited partnership (“Legion Partners II”);

(iii)	Legion Partners, LLC, a Delaware limited liability company, which serves as the general partner of each of Legion Partners I, Legion Partners II and Legion Partners Special III;

(iv)
Legion Partners Asset Management, LLC, a Delaware limited liability company (“Legion Partners Asset Management”), which serves as the investment advisor of each of Legion Partners I, Legion Partners II and Legion Partners Special III;

(v)
Legion Partners Holdings, LLC, a Delaware limited liability company (“Legion Partners Holdings”), which serves as the sole member of Legion Partners Asset Management and sole member of Legion Partners, LLC;

(vi)	Christopher S. Kiper, who serves as a managing director of Legion Partners Asset Management and a managing member of Legion Partners Holdings; and

(vii)	Raymond White, who serves as a managing director of Legion Partners Asset Management and a managing member of Legion Partners Holdings.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”  Each of the Reporting Persons is party to that certain Joint Filing Agreement, as further described in Item 6.  Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

(b)           The address of the principal office of each of the Reporting Persons is 9401 Wilshire Boulevard, Suite 705, Beverly Hills, California 90212.

(c)           The principal business of each of Legion Partners I and Legion Partners II is investing in securities.  The principal business of Legion Partners, LLC is serving as the general partner of each of Legion Partners I and Legion Partners II.  The principal business of Legion Partners Asset Management is managing investments in securities and serving as the investment advisor of each of Legion Partners I and Legion Partners II.  The principal business of Legion Partners Holdings is serving as the sole member of Legion Partners Asset Management and sole member of Legion Partners, LLC.  The principal occupation of each of Messrs. Kiper and White is serving as a managing director of Legion Partners Asset Management and a managing member of Legion Partners Holdings.

(d)           No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)          No Reporting Person has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)           Messrs. Kiper and White are citizens of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated in its entirety as follows:

The Shares purchased by each of Legion Partners I and Legion Partners II were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted in Schedule A, which is incorporated herein by reference.  The aggregate purchase price of the 7,112,629 Shares owned directly by Legion Partners I is approximately $7,173,911, including brokerage commissions.  The aggregate purchase price of the 1,922,183 Shares owned directly by Legion Partners II is approximately $83,389, including brokerage commissions.

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended and restated in its entirety as follows:

(a)           The aggregate percentage of Shares reported owned by each person named herein is based upon 81,646,269 Shares outstanding as of November 4, 2016, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 9, 2016.

A.	Legion Partners I

(a)	As of the close of business on June 7, 2018, Legion Partners I beneficially owned 7,112,629 Shares.

Percentage: Approximately 8.71%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 7,112,629
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 7,112,629

(c)	The transactions in Shares by Legion Partners I during the past 60 days are set forth in Schedule A and are incorporated herein by reference.

B.	Legion Partners II

(a)	As of the close of business on June 7, 2018, Legion Partners II beneficially owned 1,922,183 Shares.

Percentage: Approximately 2.35%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 1,922,183
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 1,922,183

(c)	The transactions in the Shares by Legion Partners II during the past 60 days are set forth in Schedule A and are incorporated herein by reference.

C.	Legion Partners, LLC

(a)
As the general partner of each of Legion Partners I and Legion Partners II , Legion Partners, LLC may be deemed the beneficial owner of the (i) 7,112,629 Shares owned by Legion Partners I, and (ii) 1,922,183 Shares owned by Legion Partners II.

Percentage: Approximately 11.07%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 9,034,812
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 9,034,812

(c)
Legion Partners, LLC has not entered into any transactions in the Shares during the past 60 days. The transactions in the Shares by each of Legion Partners I and Legion Partners II during the past 60 days are set forth in Schedule A and are incorporated herein by reference.

D.	Legion Partners Asset Management

(a)
Legion Partners Asset Management, as the investment advisor of Legion Partners I and Legion Partners II, may be deemed the beneficial owner of the (i) 7,112,629 Shares owned by Legion Partners I, and (ii) 1,922,183 Shares owned by Legion Partners II.

Percentage: Approximately 11.07%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 9,034,812
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 9,034,812

(c)
Legion Partners Asset Management has not entered into any transactions in the Shares during the past 60 days. The transactions in the Shares by each of Legion Partners I and Legion Partners II during the past 60 days are set forth in Schedule A and are incorporated herein by reference.

E.	Legion Partners Holdings

(a)
Legion Partners Holdings, as the sole member of Legion Partners Asset Management and sole member of Legion Partners, LLC, may be deemed the beneficial owner of the (i) 7,112,629 Shares owned by Legion Partners I, and (ii) 1,922,183 Shares owned by Legion Partners II.

Percentage: Approximately 11.07%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 9,034,812
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 9,034,812

(c)
Legion Partners Holdings has not entered into any transactions in the Shares during the past 60 days. The transactions in the Shares by each of Legion Partners I and Legion Partners II during the past 60 days are set forth in Schedule A and are incorporated herein by reference.

F.	Messrs. Kiper and White

(a)
Each of Messrs. Kiper and White, as a managing director of Legion Partners Asset Management and a managing member of Legion Partners Holdings, may be deemed the beneficial owner of the (i) 7,112,629 Shares owned by Legion Partners I, and (ii) 1,922,183 Shares owned by Legion Partners II.

Percentage: Approximately 11.07%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 9,034,812
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 9,034,812

(c)
Neither of Messrs. Kiper or White has entered into any transactions in the Shares during the past 60 days. The transactions in the Shares by each of Legion Partners I and Legion Partners II during the past 60 days are set forth in Schedule A and are incorporated herein by reference.

The filing of this Schedule 13D shall not be construed as an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any of the securities reported herein. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that are not directly owned by such Reporting Person, except to the extent of their pecuniary interest therein.

(d)           No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

On June 7, 2018 the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to securities of the Issuer, to the extent required by applicable law.  The Joint Filing Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.

99.1
Joint Filing Agreement by and among Legion Partners, L.P. I, Legion Partners, L.P. II, Legion Partners, LLC, Legion Partners Asset Management, LLC, Legion Partners Holdings, LLC, Christopher S. Kiper and Raymond White, dated June 7, 2018.

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  June 7, 2018

Legion Partners, L.P. I

By:	Legion Partners Asset Management, LLC Investment Advisor

By:	/s/ Christopher S. Kiper
	Name:	Christopher S. Kiper
	Title:	Managing Member

Legion Partners, L.P. II

By:	Legion Partners Asset Management, LLC Investment Advisor

By:	/s/ Christopher S. Kiper
	Name:	Christopher S. Kiper
	Title:	Managing Member

Legion Partners, LLC

By:	Legion Partners Holdings, LLC Managing Member

By:	/s/ Christopher S. Kiper
	Name:	Christopher S. Kiper
	Title:	Managing Member

Legion Partners Asset Management, LLC

By:	/s/ Christopher S. Kiper
	Name:	Christopher S. Kiper
	Title:	Managing Director

Legion Partners Holdings, LLC

By:	/s/ Christopher S. Kiper
	Name:	Christopher S. Kiper
	Title:	Managing Member

/s/ Christopher S. Kiper
Christopher S. Kiper

/s/ Raymond White
Raymond White

SCHEDULE A

Transactions in the Shares During the Past Sixty Days

LEGION PARTNERS, L.P. I
							Commission	Purchase /
Stock	Option	Buy/	Trade	# of	# of		& Other	Sale
Ticker	Ticker	Sell	Date	Shares	Options	Price	Trading Fees	Total Cost
CBRI		SELL	6/5/18	629,798		$0.004	$635	$1884

LEGION PARTNERS, L.P. II
							Commission	Purchase /
Stock	Option	Buy/	Trade	# of	# of		& Other	Sale
Ticker	Ticker	Sell	Date	Shares	Options	Price	Trading Fees	Total Cost
CBRI		SELL	6/5/18	170,202		$0.004	$170	$511